恒基兆業地產有限公司
HENDERSON LAND DEVELOPMENT COMPANY LIMITED

07020873

SUPPL

Our Ref.: HASE/TL/HL/04840

8th December, 2006

Securities & Exchange Commission,
Office of the Int'l Corp. Finance,
Room 3094, Stop 3-6,
450 Fifth Avenue,
Washington, D.C. 20549,
U.S.A.

Dear Sirs,

Re: Announcement
– Proposed Listing and Offering of Units of Sunlight Real Estate Investment Trust on the Main Board of the Stock Exchange, Despatch of Blue Application Form and Offering Circular in relation to Preferential Offering to Qualifying HLD Shareholders, Indicative Price Range of Units and Signing of Hong Kong Underwriting Agreement (the "Announcement")

We enclose for your information a copy of the Announcement of even date, which is advertised in newspapers in Hong Kong today.

Yours faithfully,

PROCESSED

FEB 0 9 2007

THOMSON FINANCIAL

Timon Liu
Company Secretary

Encl.

TL/pm

香港中環金融街八號國際金融中心二期七十一至七十六樓
71-76/F, Two International Finance Centre, 8 Finance Street, Central, Hong Kong
電話 Tel: (852) 2908 8888 • 傳真 Fax: (852) 2908 8838 • 網址 Website: www.hld.com

This announcement is for information purposes only and does not constitute an invitation or offer to acquire, purchase or subscribe for securities nor is it calculated to invite any such offer or invitation. Neither this announcement nor anything contained herein shall form the basis of any contract or commitment whatsoever. Such offer or invitation will be made only by means of an offering circular and only in jurisdictions in which such offer or invitation may legally and validly be made.

HENDERSON LAND DEVELOPMENT COMPANY LIMITED

(Incorporated in Hong Kong with limited liability)

(Stock Code: 12)

1. PROPOSED LISTING AND OFFERING OF UNITS OF SUNLIGHT REAL ESTATE INVESTMENT TRUST ON THE MAIN BOARD OF THE STOCK EXCHANGE OF HONG KONG LIMITED

2. DESPATCH OF BLUE APPLICATION FORM AND OFFERING CIRCULAR IN RELATION TO PREFERENTIAL OFFERING TO QUALIFYING HLD SHAREHOLDERS

3. INDICATIVE PRICE RANGE OF UNITS AND

4. SIGNING OF HONG KONG UNDERWRITING AGREEMENT

Sunlight REIT has today launched its Hong Kong Public Offering and its Preferential Offering to Qualifying HLD Shareholders.

The HLD Board is pleased to inform Qualifying HLD Shareholders that they will be entitled to subscribe on an assured basis one Reserved Unit for every whole multiple of 13 HLD Shares held by them on the Record Date (being 7 December 2006). In order to apply for Reserved Units under the Preferential Offering, Qualifying HLD Shareholders will be required to complete a BLUE application form which will be despatched to Qualifying HLD Shareholders on the date of this announcement (8 December 2006). In addition, a CD-ROM containing an electronic format of the Offering Circular in both English and Chinese will be despatched to each Hong Kong Qualifying HLD Shareholder and a printed copy of the Offering Circular will be despatched to each Overseas Qualifying HLD Shareholder.

A conditional underwriting agreement relating to the Hong Kong Public Offering has been entered into on 7 December 2006.

HLD Shareholders and other investors should note:-

- **Completion of the Disposal, the Offering and the Listing are dependent on a number of factors and subject to a number of conditions (including without limitation, final approval being granted by the Hong Kong Stock Exchange for the listing of Units on the Main Board of the Hong Kong Stock Exchange), which may or may not be satisfied.**

- **If the Listing does not proceed for any reason, the Preferential Offering will not be made and in such case no Qualifying HLD Shareholders would be able to subscribe for any Reserved Units thereunder.**

HLD Shareholders and other investors are reminded to exercise caution when dealing in the securities of HLD.

Reference is made to the joint announcements of Henderson Land Development Company Limited ("HLD") and Henderson Investment Limited ("HIL") dated 23 May 2006, 25 May 2006 and 2 December 2006 and the announcements of HLD dated 12 June 2006 and 21 November 2006. Terms defined in the joint announcement of HLD and HIL dated 2 December 2006 have the same meaning when used in this announcement, unless otherwise defined in this announcement.

PREFERENTIAL OFFERING TO QUALIFYING HLD SHAREHOLDERS

Sunlight REIT has today launched its Hong Kong Public Offering and its Preferential Offering to Qualifying HLD Shareholders.

The HLD Board is pleased to inform Qualifying HLD Shareholders that they will be entitled to subscribe on an assured basis one Reserved Unit for every whole multiple of 13 HLD Shares held by them on the Record Date (being 7 December 2006). Any holding of any Qualifying HLD Shareholder of less than 13 HLD Shares will not entitle the holder to apply for any Reserved Units.

If an application is made by a Qualifying HLD Shareholder for a number of Reserved Units greater than his Assured Entitlement, the Assured Entitlement will be satisfied in full if the Offering becomes unconditional, but the excess portion of such application, together with such part of the applications for Reserved Units from other Qualifying HLD Shareholders in excess of their Assured Entitlements, will only be met to the extent that there are sufficient available Reserved Units resulting from (i) other Qualifying HLD Shareholders not taking up some or all of their Assured Entitlements or (ii) HLD Shareholders (other than holders of HLD Shares in which Hopkins (Cayman) Limited, the ultimate controlling shareholder of HLD, is deemed to be interested under Part XV of the SFO) not being Qualifying HLD Shareholders on the Record Date (the "Non-qualified HLD Shareholders") and therefore not qualifying for any Assured Entitlements. Any Assured Entitlements not taken up by Qualifying HLD Shareholders or for which the Non-qualified HLD Shareholders are not

qualified will be allocated first to satisfy the excess applications for Reserved Units from Qualifying HLD Shareholders on a fair and equitable basis. The joint global coordinators of the Offering will have the authority to reallocate all or any Reserved Units not taken up by Qualifying HLD Shareholders or for which the Non-qualified HLD Shareholders are not qualified to the International Offering.

Qualifying HLD Shareholders should note that the entitlement to Reserved Units may represent Units not in a whole multiple of a full board lot of Units, and dealings in odd lot Units may be below their prevailing market price. Entitlements to Reserved Units are not transferable and there will be no trading in nil-paid entitlements on the Hong Kong Stock Exchange. Any Units to be issued pursuant to the Preferential Offering shall be fully paid, ranking pari passu in all respects with other Units to be issued pursuant to the Offering.

DESPATCH OF BLUE APPLICATION FORM AND OFFERING CIRCULAR

In order to apply for Reserved Units under the Preferential Offering, Qualifying HLD Shareholders will be required to complete a BLUE application form which will be despatched to Qualifying HLD Shareholders on the date of this announcement (8 December 2006). In addition, a CD-ROM containing an electronic format of the Offering Circular in both English and Chinese will be despatched to each Hong Kong Qualifying HLD Shareholder and a printed copy of the Offering Circular will be despatched to each Overseas Qualifying HLD Shareholder. The electronic format of the Offering Circular is also available on the website of the Hong Kong Stock Exchange at www.hkex.com.hk from Friday, 8 December 2006.

Hong Kong Qualifying HLD Shareholders should note that the contents of the Offering Circular in electronic format on the CD-ROM are identical in all respects with the contents of the Offering Circular in printed form.

Detailed procedure for application for Reserved Units under, and the terms and conditions of, the Preferential Offering are set out in the Offering Circular (and the sections headed "Structure of the Offering", "How to Apply for Hong Kong Public Offering Units and Reserved Units" and "Further Terms and Conditions of the Hong Kong Public Offering and the Preferential Offering" in particular) and the BLUE application form.

Please note that investment involves risk. The price and yield of Units may fall as well as rise. The Offering Circular contains important information about Sunlight REIT, in particular, the section headed "Risk Factors" which contains detailed discussion of the risk factors associated with investing in Sunlight REIT and which HLD Shareholders and other investors should read carefully before making any investment decision in respect of the Units. Authorisation of Sunlight REIT as a collective investment scheme under Section 104 of the SFO by the SFC does not imply official approval or recommendation.

The Preferential Offering will remain open from 9:00 a.m. on Friday, 8 December 2006 until 12:00 noon on Wednesday, 13 December 2006. For further information, HLD Shareholders and other investors should refer to the Offering Circular and to the formal notice relating to the Hong Kong Public Offering and the Preferential Offering issued by the Manager on the same date as this announcement and published in South China Morning Post (in English) and in Hong Kong Economic Times (in Chinese).

HOW TO OBTAIN A PRINTED COPY OF THE OFFERING CIRCULAR OR A REPLACEMENT BLUE APPLICATION FORM

If Hong Kong Qualifying HLD Shareholders do not have access to a personal computer and so are unable to view the electronic format of the Offering Circular or would prefer to have a printed copy of the Offering Circular, they may make a telephone request to the Unit Registrar, Tricor Investor Services Limited, on (852) 2980 1333 or written request to it at 26/F., Tesbury Centre, 28 Queen's Road East, Hong Kong, and the Unit Registrar will arrange for a printed copy of the Offering Circular to be delivered to the address of the relevant Hong Kong Qualifying HLD Shareholder as shown in the register of members of HLD by ordinary post free of charge as soon as practicable. However, *Hong Kong Qualifying HLD Shareholders should note that should such request be made, they may not be able to receive the printed copy of the Offering Circular before 12:00 noon on Wednesday, 13 December 2006 (i.e., the date and time before which the BLUE application form should be returned, if Qualifying HLD Shareholders apply for the Reserved Units).*

Qualifying HLD Shareholders may obtain a printed copy of the Offering Circular from the office of the Unit Registrar during normal business hours from 9:00 a.m. on Friday, 8 December 2006 to 12:00 noon on Wednesday, 13 December 2006 at 26/F., Tesbury Centre, 28 Queen's Road East, Hong Kong. Qualifying HLD Shareholders may also obtain copies of the Offering Circular in printed form from any of the following locations and at the times listed below:

1. The following designated branches of receiving banks during normal business hours from 9:00 a.m. on Friday, 8 December 2006 to 12:00 noon on Wednesday, 13 December 2006:

The Hongkong and Shanghai Banking Corporation Limited

Hong Kong Island:

Hong Kong Office	1 Queen's Road Central
Causeway Bay Branch	1/F, Causeway Bay Plaza 2, 463-483 Lockhart Road
Cityplaza Branch	Unit 065, Cityplaza I, Taikoo Shing

Kowloon:

Mongkok Branch	673 Nathan Road, Mongkok
Kwun Tong Branch	No. 1, Yue Man Square, Kwun Tong
Tsimshatsui Branch	82-84 Nathan Road, Tsimshatsui
Whampoa Garden Branch	Shop No. G6 & 6A, G/F, Site 4, Whampoa Garden

New Territories:

Yuen Long Branch	G/F, HSBC Building Yuen Long, 150-160 Castle Peak Road, Yuen Long

Bank of China (Hong Kong) Limited

Hong Kong Island:

Bank of China Tower Branch	3/F, 1 Garden Road
North Point Branch	Roca Centre, 464 King's Road, North Point
Aberdeen Branch	25 Wu Pak Street, Aberdeen

Kowloon:

Shanghai Street (Mong Kok) Branch	611-617 Shanghai Street, Mongkok
Kowloon Plaza Branch	Unit 1, Kowloon Plaza, 485 Castle Peak Road
Hoi Yuen Road Branch	55 Hoi Yuen Road, Kwun Tong

New Territories:

Castle Peak Road (Tsuen Wan) Wealth Management Centre	167 Castle Peak Road, Tsuen Wan
Tuen Mun San Hui Branch	G13-G14 Eldo Court, Heung Sze Wui Road, Tuen Mun

The Bank of East Asia, Limited

Hong Kong Island:

Main Branch	10 Des Voeux Road Central
North Point Branch	326-328 King's Road
Shaukeiwan Branch	G/F, Ka Fook Building, 289-293 Shau Kei Wan Road

Kowloon:

Prince Edward Branch	G/F, Hanley House, Nos 776-778 Nathan Road

New Territories:

Sheung Kwai Chung Branch	44-46 Shek Yam Road
Tai Po Plaza Branch	Units 49-52, Level 1, Tai Po Plaza
Metro City Plaza Branch	Shop No. 1079, Level 1, Metro City Plaza II, 8 Yan King Road, Tseung Kwan O
Tai Wai Branch	16-18 Tai Wai Road, Cheung Fung Mansion, Shatin

Hang Seng Bank Limited

Hong Kong Island:

Head Office	83 Des Voeux Road Central
Causeway Bay Branch	28 Yee Wo Street
Happy Valley Branch	76 Village Road

Kowloon:

Yaumati Branch	363 Nathan Road
Tsimshatsui Branch	18 Carnarvon Road
Kowloon Bay Branch	Shop P18 - P19, Telford Gardens
Mei Foo Sun Chuen (Nassau Street) Branch	10 Nassau Street, Mei Foo Sun Chuen

New Territories:

Shatin Branch	Shop 18, Lucky Plaza, Wang Pok Street

2. The following offices of the joint global coordinators and co-managers of the Offering during normal business hours from 9:00 a.m. on Friday, 8 December 2006 to 12:00 noon on Wednesday, 13 December 2006:

The joint global coordinators:

The Hongkong and Shanghai Banking Corporation Limited	1 Queen's Road Central, Hong Kong
Deutsche Bank AG, Hong Kong Branch	55th Floor, Cheung Kong Center, 2 Queen's Road Central, Hong Kong

Macquarie Securities Limited	19th Floor, CITIC Tower, 1 Tim Mei Avenue, Central, Hong Kong

The co-managers:

The Bank of East Asia, Limited	10 Des Voeux Road Central, Hong Kong
BCOM Securities Company Limited	3rd Floor, Far East Consortium Building, 121 Des Voeux Road Central, Hong Kong
BOCI Asia Limited	26th Floor, Bank of China Tower, 1 Garden Road, Hong Kong
First Shanghai Securities Limited	19/F, Wing On House, 71 Des Voeux Road Central, Hong Kong
ICEA Capital Limited	26/F, ICBC Tower, 3 Garden Road, Central, Hong Kong
KGI Capital Asia Limited	27/F, ICBC Tower, Citibank Plaza, 3 Garden Road, Central, Hong Kong
Taifook Securities Company Limited	25th Floor, New World Tower, 16-18 Queen's Road Central, Hong Kong

Should Qualifying HLD Shareholders require a replacement printed BLUE application form, have any queries on the procedure for taking up Reserved Units under the Preferential Offering or have any problem using the CD-ROM, please contact the Unit Registrar at its hotline on (852) 2980 1333 during normal business hours from 9:00 a.m. on Friday, 8 December 2006 to 12:00 noon on Wednesday, 13 December 2006. Qualifying HLD Shareholders should note, however, that the Unit Registrar cannot advise on the merits of the Offering or on whether or not Qualifying HLD Shareholders should take up any entitlement under the Preferential Offering.

INDICATIVE PRICE RANGE OF UNITS

The Offer Price is expected to be determined by agreement between the joint global coordinators of the Offering (on behalf of the underwriters of the Offering), SKFE, HLD and the Manager following completion of the book-building process for the International Offering and after assessment of the level of market demand for the Offering. According to the Offering Circular, the Offer Price will not be more than HK$2.60 and is currently expected to be not less than HK$2.45, and is expected to be determined on Wednesday, 13 December 2006 and published in The Standard (in English) and the Hong Kong Economic Times (in Chinese) on or before Wednesday, 20 December 2006.

HONG KONG UNDERWRITING AGREEMENT

The HLD Board is pleased to announce that, on 7 December 2006, an underwriting agreement relating to the Hong Kong Public Offering (the "Hong Kong Underwriting Agreement") was entered into by, among others, HLD, HIL, the Manager, the joint global coordinators of the Offering and the underwriters of the Hong Kong Public Offering. The underwriting obligations of the underwriters under the Hong Kong Underwriting Agreement are conditional upon, among other things, the Offer Price being duly determined by agreement between SKFE, HLD, the Manager and the joint global coordinators of the Offering, the underwriting agreement relating to the International Offering having been entered into and having become and remaining unconditional, and the sale and purchase agreements relating to the Disposal (and other disposal by the Private Group to Sunlight REIT) having become and remaining unconditional. Further details relating to the underwriting agreements are contained in the Offering Circular.

In connection with the Offering, the price of the Units may be stabilised in accordance with the Securities and Futures (Price Stabilizing) Rules (Chapter 571W of the Laws of Hong Kong) as if they were directly applicable. Details of any intended stabilisation and how it will be regulated under the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong) are contained in the Offering Circular.

GENERAL

The principal business activities of the HLD Group are property development and investment, project management, building construction, property management, infrastructure, hotel operation, department store operation, finance and investment holding.

HLD Shareholders and other investors should note:-

- **Completion of the Disposal, the Offering and the Listing are dependent on a number of factors and subject to a number of conditions (including without limitation, final approval being granted by the Hong Kong Stock Exchange for the listing of Units on the Main Board of the Hong Kong Stock Exchange), which may or may not be satisfied.**

- **If the Listing does not proceed for any reason, the Preferential Offering will not be made and in such case no Qualifying HLD Shareholders would be able to subscribe for any Reserved Units thereunder.**

HLD Shareholders and other investors are reminded to exercise caution when dealing in the securities of HLD.

"HLD Shareholders"	means shareholders of HLD
"Hong Kong Public Offering"	means the offer of Units to the public in Hong Kong at the Offer Price, on and subject to the terms and conditions described in the Offering Circular and the application forms relating thereto
"Hong Kong Qualifying HLD Shareholders"	means Qualifying HLD Shareholders whose addresses on the register of members of HLD were, on the Record Date, in Hong Kong
"International Offering"	means the offer of Units for cash at the Offer Price to institutional, professional and other investors
"Offering Circular"	means the offering circular dated the date of this announcement and issued by the Manager in connection with the Hong Kong Public Offering
"Overseas Qualifying HLD Shareholders"	means Qualifying HLD Shareholders whose addresses on the register of members of HLD were, on the Record Date, in places outside Hong Kong
"Unit Registrar"	means Tricor Investor Services Limited, the unit registrar of Sunlight REIT

By Order of the Board
Henderson Land Development Company Limited
Timon Liu Cheung Yuen
Company Secretary

Hong Kong, 8 December 2006

As at the date of this announcement, the HLD Board comprises: (1) executive directors: Lee Shau Kee (Chairman), Lee Ka Kit, Colin Lam Ko Yin, Lee Ka Shing, John Yip Ying Chee, Alexander Au Siu Kee, Suen Kwok Lam, Lee King Yue, Fung Lee Woon King, Eddie Lau Yum Chuen, Li Ning and Patrick Kwok Ping Ho; (2) non-executive directors: Lo Tak Shing, Woo Po Shing, Leung Hay Man, Angelina Lee Pui Ling, Lee Tat Man, Vincent Liang (as alternate to Lo Tak Shing) and Jackson Woo Ka Biu (as alternate to Woo Po Shing); and (3) independent non-executive directors: Gordon Kwong Che Keung, Ko Ping Keung and Wu King Cheong.

Please also refer to the published version of this announcement in South China Morning Post.

END